Exhibit 99.1

PRESS RELEASE

CRESCENT POINT ENERGY ANNOUNCES
FILING OF 2013 ANNUAL INFORMATION FORM

March 12, 2014 CALGARY, ALBERTA. Crescent Point Energy Corp. (“Crescent Point” or the “Company”) (TSX and NYSE: CPG) today announces the filing of its Annual Information Form (“AIF”) for the year ended December 31, 2013, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml. The AIF contains the Company’s reserves data and other oil and natural gas information, as required under National Instrument 51-101.

Crescent Point is a conventional oil and gas producer with assets strategically focused in properties comprised of high-quality, long-life, operated light and medium oil and natural gas reserves in United States and Canada.

CRESCENT POINT ENERGY CORP.

Scott Saxberg,
President and Chief Executive Officer

FOR MORE INFORMATION ON CRESCENT POINT ENERGY, PLEASE CONTACT:

Greg Tisdale, Chief Financial Officer, or Trent Stangl, Vice President Marketing and Investor Relations.

Telephone: (403) 693-0020	Toll-free (U.S. & Canada): 888-693-0020
Fax: (403) 693-0070	Website: www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange and the NYSE, both under the symbol CPG.

Crescent Point Energy Corp.
Suite 2800, 111-5th Avenue S.W.
Calgary, Alberta T2P 3Y6